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cxffeeblack
@cxffeeblack

🚀☕ Fam! 🌟CxffeeBlack We're thrilled to announce that we've launched our very own @cxffeeblack Wefunder campaign with wealth equity investor @closetheracialwealthgap! ☕
✨ So what does this mean!? Now you can invest and become part owner, no matter where you are in the world, in CxffeBlack.

NO SUGAR
NO CREAM,
NEXT PHASE
construction comple
end of feb
NOT FOR CONSTRUCTION
WE LOVE BLACK COFFEE
THE PROBLEM
The unsustainable extraction of coffee has disconnected its indigenous roots.
THE SOLUTION
Honor the true roots of coffee by telling the lost stories of its fruit.
BUILD EVERGREEN MARKETING FUNNELS
INVEST IN OVERALL SOCIAL IMPACT
GROWTH
RAISING $500K TO SUPPORT KEY GROWTH INITIATIVES
PEOPLE
175K
RETAIL EXPANSION
150K
MARKETING

9:21 PM · 2/9/24 From Earth · **723** Views

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cxffeeblack @cxffeeblack · 0s
Wefunder legal disclosure for more info. help.wefunder.com/testing-the-waters-legal-disclosure

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